SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cheniere Energy Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

16411Q101

(CUSIP Number)

John G. Finley The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411Q101	13D	Page 2 of 48 Pages

1	Names of Reporting Persons Blackstone CQP Common Holdco L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,101,169
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,101,169
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,169
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 3 of 48 Pages

1	Names of Reporting Persons Blackstone CQP Common Holdco GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,101,169
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,101,169
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,169
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 4 of 48 Pages

1	Names of Reporting Persons Blackstone CQP Holdco LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.7%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 5 of 48 Pages

1	Names of Reporting Persons Blackstone CQP Holdco II GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 6 of 48 Pages

1	Names of Reporting Persons Blackstone CQP FinanceCo LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.7%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 7 of 48 Pages

1	Names of Reporting Persons Blackstone CQP Holdco GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 8 of 48 Pages

1	Names of Reporting Persons Blackstone Energy Management Associates L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,101,169
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,101,169
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,169
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 9 of 48 Pages

1	Names of Reporting Persons Blackstone Management Associates VI L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 200,080,055
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 200,080,055
11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,080,055
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 78.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 10 of 48 Pages

1	Names of Reporting Persons Blackstone EMA L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,101,169
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,101,169
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,169
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 11 of 48 Pages

1	Names of Reporting Persons BMA VI L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 200,080,055
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 200,080,055
11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,080,055
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 78.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 12 of 48 Pages

1	Names of Reporting Persons Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 200,080,055
	8	Shared Voting Power 0
	9	Sole Dispositive Power 200,080,055
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,080,055
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 78.1%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 13 of 48 Pages

1	Names of Reporting Persons Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 200,080,055
	8	Shared Voting Power 0
	9	Sole Dispositive Power 200,080,055
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,080,055
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 78.1%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 14 of 48 Pages

1	Names of Reporting Persons Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 200,080,055
	8	Shared Voting Power 0
	9	Sole Dispositive Power 200,080,055
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,080,055
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 78.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 15 of 48 Pages

1	Names of Reporting Persons GSO Coastline Credit Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 16 of 48 Pages

1	Names of Reporting Persons GSO Credit Alpha Fund AIV-2 LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 462,922
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,922
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,922
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 17 of 48 Pages

1	Names of Reporting Persons GSO Credit Alpha Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 462,922
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,922
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,922
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 18 of 48 Pages

1	Names of Reporting Persons GSO Credit-A Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 953,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 953,855
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 19 of 48 Pages

1	Names of Reporting Persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 953,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 953,855
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 20 of 48 Pages

1	Names of Reporting Persons GSO Special Situations Fund LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 21 of 48 Pages

1	Names of Reporting Persons GSO Special Situations Master Fund LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 22 of 48 Pages

1	Names of Reporting Persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) CO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. 16411Q101	13D	Page 23 of 48 Pages

1	Names of Reporting Persons GSO Capital Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 24 of 48 Pages

1	Names of Reporting Persons GSO Advisor Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 25 of 48 Pages

1	Names of Reporting Persons GSO Palmetto Opportunistic Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 953,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 953,855
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 26 of 48 Pages

1	Names of Reporting Persons GSO Credit-A Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 462,922
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,922
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,922
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 27 of 48 Pages

1	Names of Reporting Persons GSO Holdings I L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,370,632
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,370,632
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 28 of 48 Pages

1	Names of Reporting Persons Blackstone Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 29 of 48 Pages

1	Names of Reporting Persons Blackstone Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,370,632
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,370,632
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 30 of 48 Pages

1	Names of Reporting Persons Blackstone Holdings I/II GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,370,632
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,370,632
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person CO

CUSIP No. 16411Q101	13D	Page 31 of 48 Pages

1	Names of Reporting Persons The Blackstone Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 202,450,687
	8	Shared Voting Power 0
	9	Sole Dispositive Power 202,450,687
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 202,450,687
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.1%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 32 of 48 Pages

1	Names of Reporting Persons Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 202,450,687
	8	Shared Voting Power 0
	9	Sole Dispositive Power 202,450,687
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 202,450,687
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 33 of 48 Pages

1	Names of Reporting Persons Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 202,450,687
	8	Shared Voting Power 0
	9	Sole Dispositive Power 202,450,687
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 202,450,687
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.1%
14	Type of Reporting Person IN

CUSIP No. 16411Q101	13D	Page 34 of 48 Pages

1	Names of Reporting Persons Bennett J. Goodman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,370,632
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,370,632
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person IN

CUSIP No. 16411Q101	13D	Page 35 of 48 Pages

1	Names of Reporting Persons J. Albert Smith III
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,370,632
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,370,632
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person IN

CUSIP No. 16411Q101	13D	Page 36 of 48 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 13, 2015 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following new subparagraphs to the list of Reporting Persons:

(xi)	Blackstone CQP Holdco LP, which is a Delaware limited partnership (“CQP Holdco”);

(xii)	Blackstone CQP Holdco II GP LLC, which is a Delaware limited liability company (“Holdco GP”);

(xiii)	Blackstone CQP FinanceCo LP, which is a Delaware limited partnership (“CQP Finance”); and

(xiv)	Blackstone CQP Holdco GP LLC, which is a Delaware limited liability company (“CQP GP” and collectively with CQP Finance, Holdco GP and CQP Holdco the “Blackstone CQP Entities”).

The previously defined terms, “Reporting Person” and “Reporting Persons” are hereby amended to include each of the Blackstone CQP Entities in this and all subsequent amendments.

In addition, the first, second and fourth full paragraphs under Item 2 are hereby amended and restated in their entirety as follows:

The principal business address of each of the Blackstone Entities, the Blackstone CQP Entities, the Blackstone Holdings Entities, the Blackstone Topco Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities, other than the Blackstone Holdings Entities, and the GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154.

The principal business of the Blackstone Fund and CQP Holdco is investing in securities of the Issuer. The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of each of the GSO Entities, other than the GSO Funds and GSO Capital Partners LP, the Blackstone Entities, other than the Blackstone Fund, the Blackstone CQP Entities, other than CQP Holdco, and the Blackstone Topco Entities is directing the operations of, and serving as the respective general partner, managing member (or similar position) and/or equity holder of, certain GSO or Blackstone affiliated entity or entities, as applicable.

CUSIP No. 16411Q101	13D	Page 37 of 48 Pages

The last paragraph of Item 2 is hereby restated as follows:

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously disclosed, on May 14, 2012, CQP Holdco purchased 100,000,000 Class B Units for $1.5 billion pursuant to the Blackstone Unit Purchase Agreement. CQP Holdco received the funds to purchase the Class B Units from the issuance of the 2.324% Quarterly Senior Secured Notes due 2019 (the “Notes”) and from capital contributions by its limited partners.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 21, 2017, the Issuer declared a quarterly cash distribution for the quarter ended June 30, 2017 and set the record date for such distribution as August 1, 2017. As such, the Class B Units will mandatorily convert into Common Units on August 2, 2017, which is the first business day following the record date for the Issuer’s distribution with respect to the quarter ended June 30, 2017. The Class B Units are convertible into Common Units at an accreted conversion ratio of approximately 1.99 Common Units per Class B Unit, which will result in the issuance of 198,978,886 Common Units to CQP Holdco.

Amended and Restated Pledge Agreement

Pursuant to a series of Note Purchase Agreements entered into between CQP Holdco and certain note purchasers named therein (the “Note Purchases”), CQP Holdco issued an aggregate of $1,265,000,000 of its 2.324% Quarterly Senior Secured Notes due 2019 (the “Notes”) to the Note Purchasers. The Notes are governed by an Indenture, dated March 19, 2014 (as amended and supplemented, the “Indenture”), entered into between CQP Holdco and Wilmington Trust, National Association, as trustee and collateral agent (in such capacity, the “Collateral Agent”) on behalf of the Note Purchasers.

As security for the Notes, CQP Holdco and the Collateral Agent entered into an Amended and Restated Pledge Agreement, dated October 6, 2014 (the “Pledge Agreement”), pursuant to which CQP Holdco pledged its interest in the Class B Units as security for the repayment in full of the Notes. The Common Units issuable upon conversion of the Class B Units will replace the Class B Units as security for the repayment in full of the Notes following such conversion.

CUSIP No. 16411Q101	13D	Page 38 of 48 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Calculations of the percentage of Common Units beneficially owned are based on a total of 57,110,723 Common Units outstanding as of June 28, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 13, 2017, and assumes issuance of 198,978,886 Common Units upon conversion of the 100,000,000 Class B Units held of record by CQP Holdco for each of the entities deemed to be the beneficial owner of such Common Units.

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Blackstone Fund is the record holder of 1,101,169 Common Units. GSO Credit-A Partners LP is the record holder of 953,855 Common Units. GSO Palmetto Opportunistic Investment Partners LP is the record holders of 953,855 Common Units. GSO Credit Alpha Fund AIV-2 LP is the record owner of 462,922 Common Units. Blackstone CQP Holdco is the record holder of 100,000,000 Class B Units that are mandatorily convertible into 198,978,886 Common Units on August 2, 2017.

Blackstone CQP Common Holdco GP LLC is the general partner of the Blackstone Fund. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of Blackstone CQP Common Holdco GP LLC. Blackstone EMA L.L.C. is the sole member of Blackstone Energy Management Associates L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C.

Holdco GP is the general partner of CQP Holdco. CQP Finance is the sole member of Holdco GP. CQP GP is the general partner of CQP Finance. Blackstone Management Associates VI L.L.C. is the sole member of CQP GP. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C.

Blackstone Holdings III L.P. is the managing member of both BMA VI L.L.C. and Blackstone EMA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

CUSIP No. 16411Q101	13D	Page 39 of 48 Pages

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Alpha LLC is the general partner of GSO Alpha AIV-2. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC and GSO Alpha LLC.

Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC and GSO Alpha LLC. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P.

The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. and the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C.

Each of the Blackstone Entities may be deemed to beneficially own the Common Units held of record by the Blackstone Fund. Each of the Blackstone CQP Entities may be deemed to beneficially own the Class B Units held of record by CQP Holdco. Each of the GSO Entities and the GSO Executives may be deemed to beneficially own the Common Units held of record by the GSO Funds. Each of the Blackstone Topco Entities and Mr. Schwarzman may be deemed to beneficially own the Common Units held of record by each of the Blackstone Fund and the GSO Funds and the Class B Units held of record by CQP Holdco. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the entities identified as directly holding the securities reported herein) is the beneficial owner of Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except for the transactions disclosed in Item 4 herein, none of the Reporting Persons has effected any transactions in the Common Units of the Issuer during the past sixty days.

(d) None.

(e) As of January 2017, each of Blackstone Holdings I L.P., GSO Advisor Holdings L.L.C., GSO Capital Partners LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Master Fund LP, GSO Special Situations Fund LP and GSO Coastline Credit Partners LP ceased to be the beneficial owner of more than five percent of the Common Units of the Issuer.

CUSIP No. 16411Q101	13D	Page 40 of 48 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Pledge Agreement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney – Bennett J. Goodman (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the SEC on October 13, 2015).

3	Power of Attorney – J. Albert Smith III (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the SEC on October 13, 2015).

4	Unit Purchase Agreement, dated May 14, 2012, by and among Cheniere Energy Partners, L.P., Cheniere Energy, Inc. and Blackstone CQP Holdco LP (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on May 15, 2012)

5	Investors’ and Registration Rights Agreement, dated as of July 31, 2012, by and among Cheniere Energy, Inc., Cheniere Energy Partners, L.P., Cheniere Energy Partners GP, LLC, Blackstone CQP Holdco LP and the other investors party thereto from time to time (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on 8-K (SEC File No. 001-33366), filed on August 6, 2012)

6	Letter Agreement, dated as of August 9, 2012, among Cheniere Energy, Inc., Cheniere Energy Partners, L.P. and Blackstone CQP Holdco LP (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on August 9, 2012)

7	Third Amended and Restated Limited Liability Company Agreement of Cheniere Energy Partners GP, LLC, dated as of August 9, 2012 (Incorporated by reference to Exhibit 3.2 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on August 9, 2012)

CUSIP No. 16411Q101	13D	Page 41 of 48 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2017

Blackstone CQP Common Holdco L.P.
By:	Blackstone CQP Common Holdco GP LLC, its general partner
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Common Holdco GP LLC
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Holdco LP
By:	Blackstone CQP Holdco II GP LLC, its general partner
By:	Blackstone CQP FinanceCo LP, its sole member
By:	Blackstone CQP Holdco GP, LLC, its general partner
By:	Blackstone Management Associates VI L.L.C., its sole member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 42 of 48 Pages

Blackstone CQP Holdco II GP LLC
By:	Blackstone CQP FinanceCo LP, its sole member
By:	Blackstone CQP Holdco GP, LLC, its general partner
By:	Blackstone Management Associates VI L.L.C., its sole member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP FinanceCo LP
By:	Blackstone CQP Holdco GP, LLC, its general partner
By:	Blackstone Management Associates VI L.L.C., its sole member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Holdco GP, LLC
By:	Blackstone Management Associates VI L.L.C., its sole member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Energy Management Associates L.L.C.
By:	Blackstone EMA L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 43 of 48 Pages

Blackstone Management Associates VI L.L.C.
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone EMA L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 44 of 48 Pages

Blackstone Holdings III GP Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Coastline Credit Partners LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit Alpha Fund AIV-2 LP
By:	GSO Credit Alpha Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit Alpha Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Partners LP
By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CUSIP No. 16411Q101	13D	Page 45 of 48 Pages

GSO Palmetto Opportunistic Investment Partners LP
By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Master Fund LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CUSIP No. 16411Q101	13D	Page 46 of 48 Pages

GSO Advisor Holdings L.L.C.
By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 47 of 48 Pages

Blackstone Holdings II L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

CUSIP No. 16411Q101	13D	Page 48 of 48 Pages

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact